SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, April 26, 2021. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], announces that its shareholders approved, among others, the following matters:

Dividend

To pay an ordinary cash dividend of MXP$0.40 (Forty peso cents) per share, payable in two installments of MXP$0.20 (Twenty peso cents), on July 19th and November 8th, 2021, to each of the shares of its capital stock series “AA”, “A” and “L” (including the preferred dividend to which series “L” shares are entitled).

Buyback Program

To allocate an amount equal to MXP$25,000’000,000.00 (Twenty five billion pesos) as its buyback program for the April 2021 – April 2022 period, such amount includes the balance of the buyback program fund as of today.

Cancellation of Treasury Shares

To cancel AMX’s treasury shares acquired by AMX as part of its buyback program, and to amend certain clauses of its bylaws reducing the capital stock in proportion to the cancelled shares.

Board of Directors

To appoint, including ratifications, the following members of AMX’s Board of Directors, Executive Committee, and Audit and Corporate Practices Committee:

Board of Directors

Carlos Slim Domit (Chairman)	David Ibarra Muñoz
Patrick Slim Domit (Vice Chairman)	Rafael Moisés Kalach Mizrahi
Antonio Cosío Pando	Francisco Medina Chávez
Arturo Elías Ayub	Luis Alejandro Soberón Kuri
Pablo Roberto González Guajardo	Ernesto Vega Velasco
Daniel Hajj Aboumrad	Oscar Von Hauske Solís
Vanessa Hajj Slim

Alejandro Cantú Jiménez (Corporate Secretary)

Rafael Robles Miaja (Corporate Pro-Secretary)

Executive Committee

Carlos Slim Domit (Chairman)

Daniel Hajj Aboumrad

Patrick Slim Domit

Audit and Corporate Practices Committee

Ernesto Vega Velasco (Chairman)

Pablo Roberto González Guajardo

Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 26, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact